

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

September 27, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on September 26, 2018, The Nasdaq Stock Market (the "Exchange") received from Paringa Resources Limited (the "Registrant") a copy of the Registrant's application on Form 20-F for the registration of the following securities:

American Depository Shares each representing 50 Ordinary Shares, no par value

We further certify that the securities described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery